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Direct Dial Number (202) 636-5508	E-mail Address debra.sutter@stblaw.com

July 16, 2025

VIA EDGAR

Karen Rossotto

David Manion

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Municipal High Income Fund Inc.

File Nos. 811-05497; 333-287133

Dear Ms. Rossotto and Mr. Manion:

On behalf of Western Asset Municipal High Income Fund Inc. (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) the first pre-effective amendment to the Fund’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), through the Commission’s electronic data gathering, analysis and retrieval (EDGAR) system. The Registration Statement includes revisions in response to the Staff’s comments received by the undersigned by telephone on May 19, 2025 and by letter on June 12, 2025 relating to the initial filing of the Registration Statement and revisions to otherwise update disclosure.

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Securities and Exchange Commission	July 16, 2025

Accounting Comments Received on May 19, 2025

1.	Please update the financial statements if the Registration Statement will go effective after July 3, 2025.

The Fund respectfully acknowledges the Staff’s comment.

2.	On pg. 64 of the Prospectus in the “Financial Statements” section, please add a hyperlink to the annual report referenced therein.

The Fund confirms it has revised its disclosure as described in the above comment.

Legal Comments Received on June 12, 2025

General

3.

Please either confirm that any rights offering will not involve arrangements among the Fund, any underwriters, and/or any broker dealers or that FINRA will review any proposed underwriting terms and other arrangements for a transaction described in the Registration Statement and will issue a ‘no objections’ letter in advance of your offering.

The Fund confirms that once the Registration Statement is effective and a takedown off the shelf is set to occur, the Fund will file its Registration Statement with FINRA for review and will receive a no objections letter prior to the takedown.

Prospectus

Cover

4.

In Investment Strategies, the disclosure states “The Fund may hold securities or use investment techniques that provide for payments based or ‘derived’ from the performance of an underlying asset, index or other economic benchmark.” Please disclose the securities and/or investment techniques referenced in this disclosure that are principal strategies of the Fund. Regarding these strategies, please provide a cross-reference in accordance with Item 1.1.j. of Form N-2, as appropriate. Please also consider if the use of inverse floating rate securities and tender option bonds should be disclosed in accordance with Item 1.1.j.

The Fund notes that this disclosure is in reference to the Fund’s use of index derivatives, about which the Fund believes there is sufficient disclosure in the Registration Statement. As the Fund’s use of derivatives is not expected to be a focus of its investment strategy, the Fund has removed this disclosure from the Registration Statement.

5.

In Offering, the disclosure in the first line of the second paragraph indicates the Fund may sell its securities through “agents” that the Fund may “designate from time to time”. Please explain to us who the “agents” referred to in the disclosure are, what they do and how they are compensated. Please also explain to us the distinction between agents and underwriters/dealers and if the Fund would monitor the activities of the agents.

The Fund confirms it has added a cross-reference to the section titled “Distribution Through Agents” found on page [60] of the Registration Statement.

Securities and Exchange Commission	July 16, 2025

Prospectus Summary

Investment Objectives and Strategies (page 1)

6.

The Fund’s most recent Form N-CSR states “Exposure to higher risk (beta) revenue-backed municipal securities contributed to performance.” If these securities are principal investments of the Fund, disclose so in this section and consider disclosing the types of projects and their revenue streams. Please also include any additional risk disclosure needed to address the risks unique to these securities.

The Fund confirms that investment in revenue bonds is a principal investment strategy of the Fund. The Fund has included disclosure as described in the above comment.

7.

In the next paragraph on page 2, the disclosure states “The Fund may enter into tender option bond (“TOB”) transactions and may invest in inverse floating rate instruments issued in TOB transactions.” Please explain in the disclosure what tender option bonds and inverse floating rate instruments are.

The Fund confirms it has included disclosure as described in the above comment.

8.

The disclosure in the penultimate paragraph on page 2 refers to “when-issued municipal obligations.” The following paragraph refers to “stand-by commitments.” Please explain in the disclosure what each of these terms mean.

The Fund confirms it has included disclosure as described in the above comment.

Special Principal Risk Considerations (page 6)

9.

In Interest Rate Risk, please clarify that interest rate risk differs for fixed, floating and variable rate instruments (e.g., the risk of increased defaults for variable/adjustable obligations if interest rates rise).

The Fund confirms it has included disclosure as described in the above comment.

10.

On page 11, the disclosure includes “short sales risk”. Please disclose the use of short sales in Investment Objectives and Strategies and explain how the Fund may use short sales towards meeting its objective. If accurate, disclose here that to the extent that the Fund utilizes these strategies the Fund could generate taxable income and gains. See also comment 14.

The Fund has removed this risk factor from the Registration Statement because the Fund may not sell securities short.

Securities and Exchange Commission	July 16, 2025

11.

In this section, consider disclosure of any risks related to financial pressures on state and local governments and those associated with the jurisdictions or sectors in which the Fund focuses its investments (e.g., Illinois, New York, transportation, health care).

The Fund confirms it has included disclosure as described in the above comment.

12.	Consider disclosing risks associated with zero coupon instruments and municipal lease obligations.

The Fund confirms that disclosure relating to risks associated with municipal lease obligations is already included in its Registration Statement on page [32] under “Special Risks Related to Certain Municipal Securities.” The Fund confirms it has included disclosure relating to zero coupon instruments as described in the above comment.

Risks

13.

In Inverse Floating Rate Securities and TOBs Risk, the disclosure states “Typically, inverse floating rate securities represent beneficial interests in a special purpose trust …formed…for the purpose of holding municipal bonds purchased from the Fund or from another third party.” Please explain to us what the phrase “another third party” refers to – who they are and what is the nature of these parties?

The Fund confirms that this disclosure is intended to refer to the special purpose trust purchasing municipal bonds through a secondary market transaction from a third-party seller that is unaffiliated with the Fund.

Summary of Fund Expenses

14.

Disclosure on the Cover and throughout the Registration Statement states “The Fund may not borrow money, except for temporary or emergency purposes, and then not in amounts that are greater than 15% of total assets (including the amount borrowed).” The Annual Expenses Table includes a line item for Borrowed Funds in the Fee Table. Additionally, disclosure in footnote 7 states “The Fund may enter into tender option bond…transactions and may invest in inverse floating rate instruments…,” and that the costs associated with these transactions are “recognized as an interest expense of the Fund’s.” Please reconcile the apparent inconsistencies and in correspondence explain what is and is not included under Interest Payment on Borrowed Funds in the Fee Table.

The Fund respectfully submits that the disclosure is not inconsistent. The Fund’s fundamental restriction on borrowing money is intended to refer solely to how “borrowing” is commonly understood (i.e., a loan from a financial institution/banking) and not a restriction on leverage generally. While investments in inverse floating rate securities have the economic effect of leverage, the Fund does not view investments in inverse floaters as “borrowings.” Nevertheless, for accounting purposes, interest paid to third-party holders of the floating rate notes, as well as other expenses related to administration, liquidity, remarketing and trustee services of the tender offer bond trust, are recognized in as interest expenses in the Fund’s Statement of Operations. As such, the Fund believes that such costs should also be included in the Fee Table as expenses expected to be incurred by the Fund.

Securities and Exchange Commission	July 16, 2025

The Fund believes that the footnote disclosure is sufficient to describe what is included in the “Interest Payment on Borrowed Funds” line item of the Fee Table. Notwithstanding, the Fund confirms that it has revised the Fee Table to reflect that this line item is related to interest and related expenses from inverse floaters.

Preliminary Prospectus Supplement

15.	On page S-21, Table of Fees and Expenses, please conform this table to the one in Summary of Fund Expenses on page 17 of the prospectus.

The Fund confirms it has revised its disclosure as described in the above comment.

Statement of Additional Information

16.

In Investment Restrictions, on page 1, #5 states the Fund may not “Sell securities short….” On page 11, in Short Sales Risk, the disclosure states “To the extent the Fund makes use of short sales for investment and/or risk management purposes….” Similarly, on page 23 of the SAI, the disclosure states “The Fund may seek to hedge investments or realize additional gains through short sales.” Please reconcile these inconsistencies.

See the Fund’s response to comment 10 above. The Fund has removed this disclosure regarding the Fund’s ability to make use of short sales.

Part C: Other Information

17.

It appears that the Fund’s Articles of Incorporation were filed prior to EDGAR becoming operational. Please update the filing of the full Articles of Incorporation so they may be accessible on the system.

The Fund confirms it has included the Fund’s Articles of Incorporation as an exhibit to the Registration Statement.

18.

In the Fourth Amended and Restated By-Laws, please revise Article VIII, Exclusive Forum for Certain Litigation, to state that this provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to nonfederal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

The Fund respectfully declines to amend its Fourth Amended and Restated By-Laws. The Fund notes that the “Exclusive Forum for Certain Litigation” provision of the Fourth Amended and Restated By-Laws provides that, if the Circuit Court for Baltimore City, Maryland does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division will be the sole and exclusive forum for certain litigation. However, in light of the Staff’s comment, the Fund has disclosed in an appropriate location in the prospectus the provision and corresponding risks of such a provision as to non-federal securities law claims.

* * * * * * * *

Securities and Exchange Commission	July 16, 2025

Please do not hesitate to call me at (202) 636-5508 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Debbie Sutter
Debbie Sutter

cc:	Jane Trust, Franklin Templeton

Marc A. De Oliveira, Franklin Templeton

David W. Blass, Simpson Thacher & Bartlett LLP

Ryan P. Brizek, Simpson Thacher & Bartlett LLP